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November 17, 2006

Nicholas Panos
Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Gyrodyne Company of America, Inc.; Definitive Proxy Statement Filed By Full Value Partners L.P. on November 14, 2006: File No. 000-01684

Dear Mr. Panos:

We are writing on behalf of our client, Gyrodyne Company of America, Inc. (the "Company"), regarding the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on November 14, 2006 (the "Full Value Proxy Statement") by Full Value Partners L.P. ("Full Value"). Full Value has stated its intentions to make the following proposals at the Company's annual meeting to be held on December 7, 2006 (the "2006 Annual Meeting"): (i) nomination of three persons for election as directors, and (ii) termination of the Company's current Shareholders' Rights Plan (collectively with (i), the "Full Value Proposals").

Although we believe there are many deficiencies in the three-page Full Value Proxy Statement, we would like to draw your attention to the following.

1. The Full Value Proxy Statement was filed with the Commission on November 14, 2006. We understand that ADP Investor Communication Services expects to mail the Full Value Proxy Statement to the Company's shareholders on or before November 20, 2006. Clearly, given this timeline, Full Value has not complied with Rule 14a-6.

2. We do not believe Full Value has satisfied the Company's advance notice requirements for shareholder proposals to be considered at the 2006 Annual Meeting. Pursuant to the Company's Bylaws, in order for a shareholder nomination or proposal to be presented at an annual meeting of shareholders, the Company's Bylaws require that written notice of the nomination or proposal must be received by the Company not less than 120 days before the anniversary date of the prior year's annual meeting. For the 2006 Annual Meeting, the written notice was required to be given not later than August 11, 2006, as stated in the Company's proxy statement for last year's annual shareholders meeting. However, the Company did not


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CADWALADER


November 17, 2006


receive any notice from Full Value until well after this deadline, when Full Value purportedly delivered its letter to the Company indicating its intention to nominate three persons for election as directors and to present a proposal to terminate the Company's Shareholders' Rights Plan at the 2006 Annual Meeting. In addition, Full Value's letter dated October 30, 2006 failed to satisfy the Bylaws' special provision for notices of nominations to fill newly created vacancies. This provision requires that a notice of a nomination following a public announcement of an increase in the size of the board must be delivered to the Company not later than the tenth day following the date of the announcement and that nominations may only be made for the new position(s) created by the increase. The Company's public announcement regarding the increase in the size of the board from seven to eight directors was made on October 18, 2006. Full Value's letter was delivered after the 10th day following the date of announcement, and its nominations include three candidates.

Therefore, the Company intends to rule the Full Value Proposals out of order should they be presented at the 2006 Annual Meeting. The Company has sent a letter dated November 15, 2006 to Full Value notifying Full Value of its failure to comply with the Company's notice requirements. The Full Value Proxy Statement is false and misleading if it omits the material fact that it has received notice from the Company that the proposals will be ruled out of order at the meeting.

Please call me if you have any questions.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block



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